Exhibit(a)(5)(c)
NEWS RELEASE
FOR IMMEDIATE RELEASE
Contacts:
Margaret Boyce
Investor Relations
+1.312.255.5784
margaret.boyce@diamondconsultants.com
David Moon
Media Relations
+1.312.255.4560
david.moon@diamondconsultants.com
Diamond Management & Technology Consultants, Inc. Announces
Final Results of Dutch Auction Tender Offer
Company acquired 2.64 million shares at $6.00 per share
CHICAGO, March 19, 2008—Diamond Management & Technology Consultants, Inc. (NASDAQ: DTPI), a management and technology consulting firm, today announced the final results of its “Dutch auction” tender offer, which expired at 12:00 midnight on Tuesday, March 11, 2008.
Based on a final count by the Depository Agent for the tender offer, a total of 2,644,494 shares of common stock were properly tendered and not withdrawn within the stated range for the tender offer of $5.25 to $6.00 per share. The Company has accepted the shares for purchase and will promptly pay $6.00 per share for a total purchase price of $15.9 million.
The common stock accepted for purchase represents approximately 9% of Diamond’s 29.7 million common shares issued and outstanding as of March 11, 2008. As a result of the completion of the tender offer, immediately following payment for the tendered shares, Diamond expects that approximately 27.0 million shares of its common stock will be issued and outstanding.
Morgan Stanley served as Dealer Manager for the tender offer. BNY Mellon Shareowner Services served as the Depository Agent and Information Agent for the tender offer.
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Diamond Management & Technology Consultants, Inc. Announces Final Results of Dutch Auction Tender Offer
About Diamond
Diamond is a management and technology consulting firm. Recognizing that information and technology shape market dynamics, Diamond’s small teams of experts work across functional and organizational boundaries to improve growth and profitability. Since the greatest value in a strategy, and its highest risk, resides in its implementation, Diamond also provides proven execution capabilities. We deliver three critical elements to every project: fact-based objectivity, spirited collaboration and sustainable results. Diamond is headquartered in Chicago, with offices in New York, Washington, D.C., Hartford, London and Mumbai. Diamond is publicly traded on the Nasdaq Global Select Market under the symbol “DTPI.” To learn more, visit www.diamondconsultants.com.
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